

Investor and Media Contact:
Reid Cox
Director of Investor Relations
& Business Development
(209) 926-3417
rcox@pacwest.com

Pac-West Telecomm Acquires Sentient Group, Inc.

Launches VoIP Services for Medium to Large Enterprise Market

Stockton, CA – February 19, 2004 – Pac-West Telecomm, Inc. (Nasdaq: PACW), a provider of broadband communications services to service providers (SPs) and small and medium-sized enterprises (SMEs) in the western U.S., today announced that it has signed a definitive agreement to acquire substantially all of the assets, and assume certain specified liabilities of Sentient Group, Inc. (Sentient), a small provider of fully hosted, managed voice and data services for business communications. The transaction is currently anticipated to close within the next thirty days.

Hank Carabelli, Pac-West's President and CEO, commented, "Based on the success of the Joint Operating Agreement we announced with Sentient in December of 2003, we are combining the two organizations to broaden our target markets and accelerate our entry into the medium and large-sized (MLE) business customer segment using voice over Internet protocol (VoIP). According to Dun & Bradstreet, there are over 50,000 MLE businesses in California alone. Sentient's proven success in developing and selling VoIP solutions is an ideal fit with the breadth and reliability of Pac-West's network, our existing services, and our shared passion for delivering Five-Star Customer Service. We look forward to partnering with Sentient's team and existing customers to significantly build on Sentient's accomplishments."

Jeff Meacham, President and CEO of Sentient Group, Inc., said, "We are very excited about joining

Pac-West to benefit our existing customers and greatly accelerate our growth. For many businesses

evaluating the advantages of a VoIP solution, the reputation and reliability that Pac-West has built

over the past 24 years is a powerful endorsement. We look forward to joining a team that

emphasizes customer service and relationships as strongly as we do."

About Pac-West Telecomm, Inc.

Founded in 1980, Pac-West Telecomm, Inc. (Nasdaq: PACW) is one of the largest competitive
local exchange carriers headquartered in California. Pac-West's network carries over 100 million
minutes of voice and data traffic per day, and an estimated 20% of the dial-up Internet traffic in
California. In addition to California, Pac-West has operations in Nevada, Washington, Arizona, and
Oregon. For more information, please visit Pac-West's website at www.pacwest.com.

Forward-Looking Statements

In this press release, our use of the words "outlook," "expect," "anticipate," "estimate," "forecast," "project," "likely,"
"objective," "plan," "designed," "goal," "target," and similar expressions is intended to identify forward-looking
statements. While these statements represent our current judgment on what the future may hold, and we believe these
judgments are reasonable, actual results may differ materially due to numerous important risk factors that are described
in our Annual Report on Form 10-K for the period ended December 31, 2002, as filed with the SEC on March 31, 2003,
which may be revised or supplemented in subsequent reports filed by us with the SEC. Such risk factors include, but
are not limited to: our substantial indebtedness; an inability to generate sufficient cash to service our indebtedness; the
declining rate at which reciprocal compensation payments are determined; regulatory and legal uncertainty with respect
to reciprocal compensation payments received by us; the inability to expand our business as a result of the unavailability
of funds to do so; failure to successfully implement our restructuring plan; the possible delisting of our common shares
from the Nasdaq SmallCap Market, adverse affects on our operations as a result of the covenants in our senior notes
indenture; competition from the ILECs and other competitors and potential competitors, including those competitors
with lower cost structures.

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